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                                                                    EXHIBIT 99.2


                                                   Contact:  Larry Dorman
                                                             Krista Mallory
                                                             (760) 931-1771


            ODYSSEY GOLF TO MAINTAIN SEPARATE IDENTITY IN COMBINING
                         OPERATIONS WITH CALLAWAY GOLF

          CARLSBAD, CALIF., October 27, 1998 - Ely Callaway, Chairman and CEO of Callaway Golf (NYSE:ELY) today announced the combining of operations of Odyssey(R) Golf, Inc., with Callaway Golf to achieve available efficiencies while maintaining Odyssey's position as the #1 putter brand in golf. Odyssey will maintain a distinctive sales force and a separate advertising strategy, under the direction of Bruce Parker, Senior Executive Vice President of Domestic Sales and Chief Merchant of Callaway Golf. The separate and distinct Odyssey tour program and separate Odyssey tour reps will be retained and will be directed by Mike Galeski, Senior Vice President of Pro Tour Relations.

          "This integration of operations is being effected to take advantage of certain of Callaway Golf's strengths in manufacturing and sales as well as in administrative service areas, such as accounting, legal and human resources," Mr. Callaway said. "We will continue to stress the product development, sales and marketing distinctions and the very strong Odyssey brand identity that have been so instrumental in bringing Odyssey putters to the No. 1 position in the putter market and on the tours."

          Manufacturing of Odyssey products will be moved into the Callaway manufacturing organization under Ron Drapeau, who has been president and CEO of Odyssey since its acquisition by Callaway Golf on August 4, 1997.

          Callaway Golf makes and sells Big Bertha(R) metal woods and irons, including Big Bertha(R) Steelhead(TM) Metal Woods, Great Big Bertha(R) Titanium Metal Woods, Biggest Big Bertha(TM) Titanium Drivers, Big Bertha(R) X-12(TM) Irons and Great Big Bertha(R) Tungsten.Titanium(TM) Irons. Callaway Golf's wholly-owned subsidiary, Odyssey Golf, Inc., makes and sells Odyssey(R) putters and wedges with Stronomic(R) and Lyconite(TM) inserts.

For more information about Callaway Golf Company, please visit our web site at www/callawaygolf.com.